Exhibit 4.58

Exclusive Business Cooperation Agreement

This Exclusive Business Cooperation Agreement (this “Agreement”) is made and entered into by and between the following parties on December 12, 2022, in Shanghai, the People’s Republic of China (the “PRC”, for the purpose of this Agreement, excluding Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan Region of the PRC).

Party A: NIO Holding Co., Ltd.

Address: West of Susong Road, North of Shenzhen Road, Economic and Technological Development Zone, Hefei, Anhui Province

Party B: Anhui NIO Data Technology Co., Ltd

Address: Building F, Hengchuang Intelligent Technology Park, No. 3963, Susong Road, Economic and Technological Development Zone, Hefei, Anhui Province

(Each of Party A and Party B shall be hereinafter referred to as a “Party” individually, and as the “Parties” collectively.)

Whereas,

(1)	Party A is a foreign-invested enterprise established in China with the capability, experience and resources to provide investment and management consulting services, as well as technology development, technical services and consultation in relation to new energy automobile;

(2)	Party B is a domestic company established in the PRC and is engaged in data technology activities. The businesses conducted by Party B currently and at any time during the term of this Agreement are collectively referred to as the “Principal Business”;

(3)	Party A is willing to provide Party B with technical support, consultation and other related services on an exclusive basis in relation to the Principal Business during the term of this Agreement, utilizing its advantages in technology, personnel and information, and Party B is willing to accept such services provided by Party A or Party A’s designee(s), each pursuant to the terms set forth herein.

Now, therefore, through mutual discussion, the Parties have reached the following agreements:

Article 1 Service Provision

1.1

Party B hereby appoints Party A and its affiliates as Party B’s exclusive services providers to provide Party B with comprehensive technical support, consulting services and other related services during the term of this Agreement, in accordance with the terms and conditions of this Agreement, including but not limited to the following services:

(1)	Licensing Party B to use the relevant software legally owned by Party A and its affiliates;
(2)	Development, maintenance and updating of the relevant application software necessary for Party B’s business;
(3)	Design, installation, daily management, maintenance and updating of computer network system, hardware equipment and database;
(4)	Technical support and staff training for relevant employees of Party B;
(5)	Assisting Party B in consulting, collection and research of relevant technology and market information (excluding market research business that foreign-invested enterprises are restricted from conducting under PRC laws);

(6)	Providing business management consultation for Party B;
(7)	Providing marketing and promotional services for Party B;
(8)	Developing and testing new products for party B;
(9)	Leasing of equipment or properties; and
(10)	Other related services requested by Party B from time to time to the extent permitted under PRC laws.
1.2

Party B agrees to accept all the services provided by Party A and its affiliates. Party B further agrees that unless with Party A’s prior written consent, during the term of this Agreement, Party B shall not directly or indirectly accept the same or any similar services provided by any third party and shall not establish any similar corporation relationship with any third party regarding the matters contemplated by this Agreement. The Parties agree that Party A may designate other parties to provide Party B with the services under this Agreement (the parties designated by Party A may enter into certain agreements described in Section 1.5 with Party B).

1.3

Party A is entitled to check Party B’s accounts periodically and at any time, and Party B shall keep its accounts accurately and in due course, and provide the accounts to Party A upon its request. During the term of this agreement and without in violation of applicable laws, Party B agrees to cooperate with Party A and Party A’s shareholders (directly or indirectly) over auditing (including but not limited to related party transaction auditing and other various auditing) and provide related information and materials about Party B’s and its subsidiaries’ operation, business, customers, finance and employees to Party A, Party A’s shareholders and/or auditor engaged by them, and also agrees that Party A’s shareholders can disclose such information and materials to satisfy the requirements of the securities regulation.

1.4

In case of liquidation or dissolution of Party B for various reasons, Party B shall, within the scope permitted by PRC laws, appoint the persons recommended by Party A to form a liquidation team, which takes charge of managing the property of Party B and its subsidiaries. Party B acknowledges that in case of liquidation or dissolution of Party B, Party B agrees to deliver all the remaining property obtained from the liquidation of Party B conducted according to PRC laws and regulations to Party A, no matter whether the provisions specified in this agreement have been implemented.

1.5Service Providing Method

1.5.1

Party A and Party B agree that during the term of this Agreement, where necessary, Party B may enter into further service agreements with Party A and its affiliates or any other party designated by Party A, which shall provide the specific contents, methods, personnel, and fees for the specific services.

1.5.2

To better fulfill this Agreement, Party A and Party B agree that during the term of this Agreement, where necessary, Party B may enter into equipment or property lease agreements with Party A and its affiliates or any other party designated by Party A at any time which shall permit Party A and its affiliates or any other party designated by Party A to provide Party B with relevant equipment or property based on the business needs of Party B.

1.5.3

Party B hereby grants to Party A and its affiliates an irrevocable and exclusive option to purchase from Party B, at Party A and its affiliates’ sole discretion, any or all of the assets and business of Party B, to the extent permitted under the PRC laws, and at the lowest purchase price permitted by the PRC laws. Both Parties shall then enter into a separate assets or business transfer agreement, specifying the terms and conditions of the transfer of the assets.

Article 2 Price and Payment Method of the Service

2.1

The service fee hereunder shall consist of 100% of the total consolidated profits of Party B in any fiscal year, setting off the accumulated deficit (if any) of Party B and its subsidiaries in the previous fiscal year and net of the working capital, expenses, taxes and other statutory contributions required in any fiscal year. Notwithstanding the foregoing, Party A and its affiliates may, at its sole discretion, adjust the coverage and amount of the service fee in accordance with the tax regulations and tax practices of the PRC and by reference to Party B’s needs for working capitals, and Party B shall accept such adjustment.

2.2

Party A and its affiliates will provide invoice and calculate the service fee on a monthly basis. Party B shall pay the service fees to the bank account designated by Party A within ten (10) business days upon the receipt of the invoice, and send the copy of the payment voucher to Party A and its affiliates by fax or email within ten (10) business days after the payment. Party A and its affiliates shall issue receipt within ten (10) business days upon receipt of the service fees. Notwithstanding the foregoing, Party A and its affiliates may, at its discretion, adjust the time and method for payment of the service fee. Party B shall accept such adjustment.

2.3

The Parties agree that, during the term of this Agreement, Party A or its affiliates will bear all economic losses (if any) arising from Party B’s business. In the event that Party B encounters operating losses or serious operational difficulties, Party A or its affiliates may provide any form of financial support to Party B to the extent permitted by law at that time; furthermore, Party A shall have the right to decide at its sole discretion on whether Party B shall continue to operate, and Party B shall unconditionally recognize and agree to Party A’s decision.

Article 3 Intellectual Property Rights and Confidentiality Clauses

3.1

Party A shall have sole and exclusive ownership, rights and interests in any and all intellectual properties or intangible assets arising out of or created or developed during the performance of this Agreement by both Parties, including but not limited to copyrights, patents, patent applications, software, technical secrets, trade secrets and others (to the extent not prohibited by PRC laws). Unless expressly authorized by Party A, Party B is not entitled to any rights or interests in any intellectual property rights of Party A and its affiliates which are used by Party A and its affiliates in providing the services pursuant to this Agreement. Party B shall execute all appropriate documents, take all appropriate actions, submit all filings and/or applications, render all appropriate assistance and otherwise conduct whatever is necessary as deemed by Party A at its sole discretion, for the purposes of vesting the ownership, right or interest of any such intellectual property rights and intangible assets in Party A and its affiliates, and/or perfecting the protections of any such intellectual property rights and intangible assets for Party A and its affiliates (including but not limited to registering such intellectual property rights and intangible assets under Party A and its affiliates’ name).

3.2

The Parties acknowledge and confirm that the existence and the terms of this Agreement and any oral or written information exchanged between the Parties in connection with the preparation and performance of this Agreement are regarded as confidential information. Each Party shall maintain confidentiality of all such confidential information, and without obtaining the written consent of the other Party, it shall not disclose any confidential information to any third party, except for the information that: (a) is or will be in the public domain (other than through the receiving Party’s unauthorized disclosure); (b) is under the obligation to be disclosed pursuant to the applicable laws or regulations, rules of any stock exchange, or orders of the court or other government authorities; or (c) is required to be disclosed by any Party to its shareholders, directors, employees, legal counsels or financial advisors regarding the transaction contemplated hereunder, provided that such shareholders, directors, employees, legal counsels or financial advisors shall be bound by the confidentiality obligations similar to those set forth in this Article. Disclosure of any confidential information by the shareholders, director, employees of or agencies engaged by any Party shall be deemed disclosure of such confidential information by such Party and such Party shall be held liable for breach of this Agreement.

Article 4 Representations and Warranties

4.1Party A hereby represents, warrants and covenants as follows:

4.1.1

Party A is a foreign-invested enterprise legally established and validly existing in accordance with the PRC laws; Party A or the service providers designated by Party A will obtain all government permits and licenses necessary for providing the service under this Agreement before providing such services.

4.1.2

Party A has taken all necessary corporate actions, obtained all necessary authorizations as well as all consents and approvals from third parties and government agencies (if required) for the execution, delivery and performance of this Agreement; Party A’s execution, delivery and performance of this Agreement do not violate any explicit requirements under any law or regulation.

4.1.3	This Agreement constitutes Party A’s legal, valid and binding obligations, enforceable against it in accordance with its terms.

4.2Party B hereby represents, warrants and covenants as follows:

4.2.1.

Party B is a company legally established and validly existing in accordance with the PRC laws and has obtained and will maintain all government permits and licenses necessary for engaging in the Principal Business.

4.2.2.

Party B has taken all necessary corporate actions, obtained all necessary authorizations as well as all consents and approvals from third parties and government agencies (if required) for the execution, delivery and performance of this Agreement. Party B’s execution, delivery and performance of this Agreement do not violate any explicit requirements under any law or regulation.

4.2.3.	This Agreement constitutes Party B’s legal, valid and binding obligations, enforceable against it in accordance with its terms.

Article 5 Term of Agreement

5.1

This Agreement shall become effective upon execution by the Parties. Unless terminated in accordance with the provisions of this Agreement or terminated in writing by Party A, this Agreement shall remain effective permanently.

5.2

During the term of this Agreement, each Party shall timely renew its operation term prior to the expiration thereof, so as to enable this Agreement to remain effective and enforceable. This Agreement shall be terminated upon the expiration of the operation term of a Party if the application for the renewal of its operation term is not approved or agreed by the competent authorities.

5.3	The rights and obligations of the Parties under Articles 3, 6, 7 and this Article 5.3 shall survive the termination of this Agreement.

Article 6 Governing Law and Disputes Resolution

6.1	The execution, effectiveness, interpretation, performance and the resolution of disputes hereunder shall be governed by and construed in accordance with the PRC laws.

6.2

In the event of any dispute arising from the performance of this Agreement or in connection with this Agreement, either Party is entitled to submit the dispute to Shanghai International Economic and Trade Arbitration Commission for arbitration in Shanghai in accordance with its arbitration procedures and rules then in effect. The arbitration tribunal shall consist of three arbitrators to be appointed in accordance with the arbitration rules. The claimant and the respondent shall respectively appoint one arbitrator, and the third arbitrator shall be appointed by the first two arbitrators through negotiations or designated by Shanghai International Economic and Trade Arbitration Commission. The arbitration proceedings shall be conducted in Chinese in a confidential manner. The arbitration award shall be final and binding upon the parties thereto. Under appropriate circumstances, the arbitration tribunal or arbitrators may award compensation, injunctive relief in respect of both Parties’ equities, assets, property interest or land assets (including restriction on conduct of business, restriction or prohibition of transfer or sale of equities or assets), or propose the winding-up of both Parties in accordance with the dispute resolution clause and/or applicable PRC laws. In addition, in the course of forming the tribunal, both Parties shall have the right to file an application to any court with competent jurisdiction (including courts in Hong Kong, Cayman Islands, places of incorporation of both Parties (namely Hefei, China) and places where the principal assets of either party are located) for the grant of temporary reliefs.

6.3

During the arbitration, except for the matters under dispute and pending for arbitration, the Parties shall continue to exercise their respective rights under this Agreement and perform their respective obligations under this Agreement.

Article 7 Breach of Agreement and Indemnification

7.1

If Party B materially breaches any provision under this Agreement, Party A is entitled to (1) terminate this Agreement and require Party B to compensate all the losses; or (2) require specific performance of the obligations of Party B under this Agreement and require Party B to compensate all the losses. This Article 7.1 shall not prejudice any other rights of Party A under this Agreement.

7.2	Unless otherwise required by the laws, Party B shall not unilaterally terminate this Agreement in any event.
7.3

Party B shall indemnify Party A and hold Party A harmless from any losses, damages, obligations or expenses caused by any lawsuit, claims or other demands against Party A arising from or caused by the services provided by Party A to Party B pursuant this Agreement, except where such losses, damages, obligations or expenses arise from the gross negligence or willful misconduct of Party A.

Article 8 Force Majeure

8.1

In the case of any force majeure events (“Force Majeure”) such as earthquakes, typhoons, floods, fires, flu, wars, strikes or any other events that cannot be predicted and are unpreventable and unavoidable by the affected Party, which causes the failure of either Party to perform or completely perform this Agreement, the Party affected by such Force Majeure events shall not be liable for such failure to perform or partial performance. However, the affected Party shall give the other Party written notices immediately without any delay, and shall provide details evidencing such Force Majeure events within 15 days after sending out such notice, explaining the reasons for such failure of, partial or delay of performance.

8.2

If such Party claiming Force Majeure fails to notify the other Party and furnish it with proof pursuant to the above provision, such Party shall not be excused from the non-performance of its obligations hereunder. The Party so affected by such Force Majeure shall use reasonable efforts to minimize the consequences of such Force Majeure and to promptly resume performance hereunder whenever the causes of such excuse are cured. Should the Party so affected by such Force Majeure fail to resume performance hereunder when the causes of such excuse are cured, such Party shall be liable to the other Party.

8.3

In the event of Force Majeure, the Parties shall immediately consult with each other to find an equitable solution and shall use all reasonable endeavors to minimize the consequences of such Force Majeure.

Article 9 Notices

9.1

All notices and other communications required or given pursuant to this Agreement shall be delivered personally or sent by registered mail, postage prepaid or by commercial courier service or facsimile transmission to the address of such Party set forth below. Each such notice shall also be resent by email. The dates on which such notices shall be deemed to have been effectively served shall be determined as follows:

9.1.1	Notices given by personal delivery (including express mail service) shall be deemed effectively given on the day when an acknowledgement of receipt thereof is signed.
9.1.2	Notices given by registered mail (postage prepaid) shall be deemed effectively given on the 15th day after the date of the return receipt thereof.
9.1.3

Notices given by facsimile transmission shall be deemed effectively given on the date of transmission as shown on the facsimile, provided that, if such facsimile is given after 5 p.m. or on a non-business day at the place of receipt, it shall be deemed given on the business day immediately following the transmission date shown on such facsimile.

9.2	For the purpose of notices, the addresses of the Parties are as follows:

Party A:	NIO Holding Co., Ltd
Address:	Building 20, No. 56 AnTuo Road, Jiading District, Shanghai
Attn:	Lei Liu
Party B:	Anhui NIO Data Technology Co., Ltd
Address:	Building 20, No. 56 AnTuo Road, Jiading District, Shanghai
Attn:	Aiyong Cai

9.3	Any party may at any time change its address for receiving notices by a notice delivered to the other party in accordance with the terms hereof.

Article 10 Assignment of Agreement

10.1	Without Party A’s prior written consent, Party B shall not assign its rights and obligations under this Agreement to any third party.
10.2

Party B hereby agrees that Party A may assign its rights and obligations under this Agreement to any third party and in case of such assignment, Party A is only required to give written notice to Party B and does not need any consent from Party B for such assignment.

Article 11 Miscellaneous

11.1

In the event that one or several of the provisions of this Agreement are held to be invalid, illegal or unenforceable in any aspect in accordance with any laws or regulations, the validity, legality or enforceability of the remaining provisions of this Agreement shall not be affected or compromised in any aspect. Both Parties shall negotiate in good faith to replace such invalid, illegal or unenforceable provisions with effective provisions that accomplish to the greatest extent permitted by law and the intentions of both Parties, and the economic effect of such effective provisions shall be as close as possible to the economic effect of those invalid, illegal or unenforceable provisions.

11.2

Any amendment and supplement to this Agreement may be made in writing by both Parties. Any amendment agreement and supplementary agreement duly executed by the Parties hereto with regard to this Agreement shall constitute an integral part of this Agreement, and shall have equal legal validity as this Agreement.

11.3	This Agreement is written in two copies, each Party having one copy.

(Remainder of this page is intentionally left blank; signature page follows)

IN WITNESS WHEREOF, the Parties have caused their authorized representatives to execute this Exclusive Business Cooperation Agreement as of the date first above written.

Party A: NIO Holding Co., Ltd. (seal)

By:	/s/Bin Li
Name:	Bin Li
Title:	Legal Representative
Date:	December 12, 2022

Party B: Anhui NIO Data Technology Co., Ltd (seal)

By:	/s/ Yu Qu
Name:	Yu Qu
Title:	Legal Representative
Date:	December 12, 2022